AMER SPORTS CORPORATION: DECISIONS OF THE COMPANY'S ANNUAL GENERAL MEETING

At Amer Sports Corporation Annual general Meeting held earlier today, the following resolutions were approved:

The Annual General Meeting (AGM) approved Amer Sports Corporation's financial statements and consolidated financial statements for 2006. The AGM granted the members of the Board of Directors and the Company's President discharge from liability for the financial year 2006.

The AGM resolved to distribute a dividend of EUR 0.50 per share in respect of the 2006 financial year. The record date is March 13, 2007, and the dividend will be paid in March 20, 2007.

The AGM confirmed that the number of Board members shall be seven (7). Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo and Anssi Vanjoki were re-elected as members of the Board of Directors. Ms Pirjo Väliaho was appointed as a new board member. The Board's term of service will run through until the 2008 Annual General Meeting.

At its organization meeting immediately following the Annual General Meeting, the Board of Directors elected Anssi Vanjoki as Chairman and Ilkka Brotherus as Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Felix Björklund, Tuomo Lähdesmäki and Pirjo Väliaho were elected as members of the Compensation Committee. Ilkka Brotherus (Chairman of the Committee), Timo Maasilta and Felix Björklund were elected as members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Ilkka Brotherus and Timo Maasilta were elected as members of the Audit Committee. Ms Kristiina Huttunen acts as secretary to the Amer Sports Corporation Board.

The Authorized Public Accountants PricewaterhouseCoopers Oy was elected to act as an auditor of the Company. The auditor in charge of the audit is Mr Jouko Malinen, Authorized Public Accountant. It was decided that the auditor's fee will be paid as invoiced.

REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS

The annual remuneration paid to the members of the Board was approved as follows: Chairman EUR 80,000, Vice Chairman EUR 50,000 and other members EUR 40,000. 40% of the annual remuneration is being paid in the form of the Company's shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for five years after the acquisition of the shares at the most. The President of Amer Sports Corporation does not receive any additional remuneration in respect of his Board membership.

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

The AGM resolved to amend the Articles of Association as follows:

- The minimum and maximum share capital requirements in Article 3 shall be deleted.

- The requirements of the minimum and maximum number of the shares in Article 4 shall be deleted.




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- Article 5 concerning the book-entry system and record date procedure shall be amended so that the Company's shares are registered in the book-entry system but other provisions in Article 5 shall be deleted.

- Article 6, sub-section 4 and Article 8 shall be amended so that instead of signing for the company the term "representing the company" adopted under the new Finnish Companies Act shall be used.

- Sub-sections 1, 3 and 4 in Article 10 concerning the Annual General Meeting shall be amended to correspond with the terminology adopted under the new Finnish Companies Act.

- Provisions on the right to attend a General Meeting since the Company's shares are registered in the book-entry system shall be deleted in Article 11.

- Article 12 concerning the financial year shall be amended so that provisions on the time limits by which the Board of Directors' report and the auditors' report shall be ready shall be deleted.

- Article 13 concerning redemption of shares shall be amended so that the reference to Article 14 in the present Articles of Association shall refer to Article 12 in the amended new Articles of Association and the reference to Article 9 in the present Articles of Association shall refer to Article 7.

- In addition, the numbering of Articles 7, 9 and 14 will be changed.

REPURCHASE OF THE COMPANY'S OWN SHARES

The AGM authorized the Board of Directors to decide on the repurchase of a maximum of 3,500,000 of the Company's own shares. The Company's own shares shall be repurchased otherwise than in proportion to the holdings of the shareholders by using the non-restricted equity through public trading on the Helsinki Stock Exchange at the market price prevailing at the time of acquisition. The shares shall be repurchased and paid for in accordance with the rules of the Helsinki Stock Exchange and the Finnish Central Securities Depository Ltd.

The shares shall be repurchased to improve the Company's capital structure or for use in financing or implementing future acquisitions or other arrangements, or as part of the Company's or its subsidiaries' incentive programs or to be held by the Company, to be conveyed by other means or to be cancelled. The authorization to repurchase the Company's own shares is valid 18 months from the decision of the Annual General Meeting.

ISSUING NEW SHARES AND/OR CONVEYING THE COMPANY'S OWN SHARES

The AGM authorized the Board of Directors to decide on issuing new shares and/or conveying the Company's own shares held by the Company. New shares may be issued and the Company's own shares held by the Company may be conveyed either against payment ("Share Issue Against Payment") or for free ("Free Share Issue"). By virtue of the authorization, the Board of Directors is entitled to decide on issuing a maximum of 7.000.000 new shares and on conveying a maximum of 6.500.000 of the Company's own shares held by the Company.

The shares may be issued and/or conveyed to the Company's shareholders in proportion to their current shareholdings in the Company; orby waiving the shareholder's pre-emption right if the Company has a weighty financial reason to do so, such as using the shares to improve the Company's capital structure or in financing or implementing future acquisitions or other arrangements or as part of the Company's or its subsidiaries' incentive programs.

Shares may by issued or conveyed for free waiving the shareholder's pre-emption right only if there is an especially weighty financial reason for the Company to do so, taking into account the interests of the Company and all the shareholders. The Board of Directors may also decide on a Free Share Issue to the Company itself.

The number of shares to be issued to the Company together with the shares repurchased/to be repurchased to the Company on basis of a repurchase authorization shall be at the maximum 6.500.000 shares. The subscription price of the new shares and the consideration payable for the Company's own shares conveyed by the Company shall be recorded under the invested non-restricted equity fund.

The authorization to issue shares and to convey the Company's own shares is valid 2 years from the decision of the Annual General Meeting.

ISSUE OF STOCK OPTIONS

The AGM resolved to issue stock options to key Amer Sports Group personnel, as well as to a wholly-owned subsidiary of Amer Sports Corporation, on the following terms and conditions: The Company has a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment program for key personnel. The purpose of the stock options is to encourage key personnel to work on a long-term basis to increase shareholder value. The purpose of the stock options is also to commit key personnel to the Company.

The maximum total number of stock options issued shall be 1,500,000. Of the stock options, 500,000 shall be marked with the symbol 2007A, 500,000 shall be marked with the symbol 2007B, and 500,000 shall be marked with the symbol 2007C. The stock options entitle their owners to subscribe for a maximum total of 1,500,000 new shares in the Company.

The share subscription prices shall be based on the market price of an Amer Sports Corporation share quoted in public trading at the time of pricing. The share subscription price shall be EUR 16.59 for stock option 2007A, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2007. The share subscription price shall be for stock option 2007B, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2008, for stock option 2007C, the trade volume weighted average quotation of the Company's share on the Helsinki Stock Exchange during January 2 - February 14, 2009. The share subscription price shall be entered into the invested non-restricted equity fund.

The share subscription period for stock options 2007A shall be March 1, 2010 – February 28, 2013, for stock options 2007B, March 1, 2011 – February 28, 2014 and for stock options 2007C, March 1, 2012 – February 28, 2015.

The prerequisite for distribution of stock options to the key personnel is that certain criteria based on the financial targets of the Group and determined by the Board of Directors for years 2007 (2007A), 2008 (2007B) and 2009 (2007C) have been attained. The Board of Directors shall define the criteria and inform the key personnel on them about one year prior to the potential distribution of each stock option lot.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen

Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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